Erndo INC.



ANNUAL REPORT

251 Little Falls Drive
Wilmington, DE 19808
www.erndo.com

This Annual Report is dated April 30th, 2019.

BUSINESS

The company's business

Description of Business

Erndo is a SaaS-based, market engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. We enable business owners to painlessly self-acquire, retain, and understand customers using crypto influence. Our breakthrough platform synthesizes customer acquisition, loyalty incentivization and insight monetization with automated marketing for Small Businesses (SMBs) to create an integrated, interoperable, value generation platform that is reviving local businesses and restoring local pride.

We have solved three challenges that globalization and the internet economy have created: lack of resources and skills among SMBs to compete with the increasing sophistication of marketing, talent acquisition, and supply chain management; lack of customers to have an impact on their business ecosystem when loyalty is a click away; and the value-leakage out of local communities due to the disconnect between customer loyalty and SMB success.

We have automated the customer analytics as a currency-based system, where customers as influence converts to value increments in a marketplace which they can use and benefit from when patronizing their local businesses and which SMBs can use to reinforce loyalty through effortless, automated market engagement. In using tokens to drive customer activation – acquisition, loyalty, and influence – we are mobilizing customers to revolutionize the small business landscape with a new paradigm: a currency-based ecosystem that drives economic benefits for both.

At Erndo, we believe in a future where small businesses and local economies can thrive by effortlessly deploying a level of marketing and customer engagement sophistication that enables them to successfully compete with Fortune 500 companies; and where customers can enjoy even greater reward for loyalty to those local businesses that they love supporting.

The founders of Erndo have recently completed an alpha phase launch in Southern Oregon with a Minimum Viable Product (MVP). This MVP was extremely limited in functionality and acted as a mobile payment system that allowed individuals to collect and spend virtual currency in the form of "Dough". Despite the limited resources utilized and the use of a rural location, Erndo was able to achieve roughly 100 business users and 550 consumer users during the execution of the Alpha phase. Current plans for the next phase include the redevelopment of the app, implementation of blockchain-based tokens, and expansion throughout the West Coast of the United States. Our current plans regarding our development timeline is to continue to seek funding to allow for redevelopment of the app and product launch.

Sales, Supply Chain, & Customer Base

In particular, metropolitan SMB proprietors are our primary traction target, with their most prolific customer base for Erndo use being millennials whose average daily smartphone usage time is ~4 hours. Additionally, over 33% of millennials are expected own cryptocurrency by the end of 2018.

Competition

Erndo is the first-mover in an entirely new industry space made possible only through the intersection of groundbreaking mobile and blockchain technology: CAaaS (Customer Activation as a Service) for the small- to medium-sized business market.

Liabilities and Litigation

We have no liabilities or litigation that we are currently involved with.

Previous Offerings

Between April 20th, 2018 and November 16th, 2018 we sold convertible promissory notes in exchange for $79,743.00 under Regulation Crowdfunding.


INVESTMENT
Convertible Promissory Notes
Note converts to Class B Common Stock when the company raises $2,000,000 in a qualified equity financing
Maturity Date: April 20, 2020
$40,000,000 Valuation Cap
0% Discount Rate
5% Annual Interest Rate *
*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders.
See 10% Bonus below
Maximum ($1,070,000) of Convertible Promissory Notes
Minimum ($10,000) of Convertible Promissory Notes


Company Erndo Inc.

Corporate Address 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808- 1674

Description of Business Erndo is a SaaS-based, market engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. Using crypto rewards to create incentive, Erndo acts as a revolutionary customer activity optimizer for small- to medium-sized businesses.

Type of Security Offered Convertible Promissory Notes and Violet Tokens

Minimum Investment Amount (per investor) $295

Perks*

The Offering includes $1 worth of Violet Tokens for every $1 invested, at the price per token set in the future token generation event. In addition, the following bonuses will apply.

$500 – VIP Access to 2019 Token Pre-Sale.

$1,000 - VIP Access to 2019 Token Pre-Sale PLUS a 5% Bonus on Perk Tokens up to the dollar amount of initial investment.

$2,500 - VIP Access to 2019 Token Pre-Sale PLUS a 10% Bonus on Perk Tokens up to the dollar amount of initial investment.

$5,000 – VIP Access to 2019 Token Pre-Sale PLUS a 15% Bonus on Perk Tokens up to the dollar amount of initial investment.

$10,000 – VIP Access to 2019 Token Pre-Sale PLUS a 25% Bonus on Perk Tokens up to the dollar amount of initial investment.

Additional bonuses available on an individual basis for investments exceeding these amounts. Please contact the Erndo team at contactus@erndo.com for further information.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Violet Tokens

Description:

The token that investors will receive as a perk will be called, tentatively, "Violet Tokens". Violet Tokens will be tradable for other tokens utilized in the Erndo Marketplace, such as Dough, including future tokens that are developed. Violet Tokens thus confer a unique advantage to the holder in that they can be exchanged for various types of tokens used in the Erndo ecosystem, including tokens that can be spent just like cash (C tokens) at any business in the Erndo network.

Please see the section **Additional Information** below for further information.

- · **Initial Blockchain:** Ethereum
- · **Migration to Alternative Blockchain:** Migration to Waves if needed
- · **Expected Network Launch date:** Unknown
- · **Total amount of Tokens authorized for creation**: 2,000,000
- · **Amount of Tokens or Rights to Tokens already issued:** 0
- · **Will they be listed on Exchanges:** We plan on listing the tokens on exchanges.
    - o **if so, which:** We plan on listing on the main altcoin exchanges, such as Binance.

Other Material Terms:

Voting Rights: None

Restrictions on Transfer: 1 year from closing of Offering

Dividends/Distributions: None

Redemption Rights: None
Other: May be exchanged for tokens at the holders choosing when new tokens are launched by Erndo Inc.

Additional Information:

Purchasers of securities in this offering, Class B Common Shares through a convertible note, will also receive a quantity of tokens with a worth that is equal to or greater than the value of the investment amount in this offering, contingent upon the successful development of the Full Product. For example, a purchaser who invests $500 during the Offering will also receive a special perk of $500 worth of tokens if and when there is a future token implementation. An investor whose purchase amount exceeds certain thresholds will receive additional Bonus Perk Tokens at a rate defined above in the "Minimums and Perks" section. The tokens will be delivered after the official launch of the token implementation event at a time designated by the Board.

In addition to the information above the Violet Token will entail a permanent benefit to the individual that is currently holding the Violet Token in the form of an increased mining rate within the Erndo platform. This rate will increase with the number of Violet Tokens held by the individual. This bonus does not stay with the individual if they sell their Violet Tokens and will instead be transferred to the new owner of the Violet Tokens. Violet Tokens will also be tradable with other individuals for cryptocurrencies or fiat cash through token exchanges such as Binance or Coinbase.

Erndo has already successfully executed on a Minimum Viable Product (MVP) demonstrating critical proof-of-concept, with "Dough" being a virtual currency (C tokens) that is currently live and can be spent at any business in the Erndo network, and "Tokens" being a digital asset (S tokens) that is currently live which confers a benefit to the holder in the form of an increased "mining" rate for acquiring Dough.

Current Status and Immediate Plans

While Erndo does not currently have a blockchain-based token, Erndo has immediate plans to begin development post-funding in order to integrate blockchain-based tokens into the core functionality of the platform. In the current, live iteration of the Erndo platform (the "Alpha" or the "MVP"), digital assets (tokens that are not currently recorded on a blockchain ledger) in the form of virtual currency and "Tokens" are the core influencing mechanism used to incentivize consumers to carry out economically relevant activity, such as modified purchasing habits (e.g. spending more than normal, or patronizing a new business that one has never been to before).

In the next iteration of the platform (the "Full Product"), we intend to use digital assets including but not limited to blockchain-based tokens to incentivize valuable consumer activity in various forms including but not limited to modified purchasing habits, influencer marketing, and data generation. The delivery of the token bonus perks, VIP access, and bonus tokens are contingent upon the successful development of the Full Product. While Erndo has immediate plans to realize the development of the Full Product and has already assembled the core team members necessary to do so, we are unable to guarantee that successful development will ever occur. Refer to the "Risks and Uncertainties" section of our Offering Statement for further information.

Token Functionality

Tokens are an integral and central aspect of Erndo's operation. Tokens are one of the main rewards used to incentivize consumer behavior. There are two planned types of tokens, one being called a "C token" and the other an "S token". C tokens are spendable by users in the Erndo network in many ways including, but not limited to, purchasing goods and services from participating business or redeemed for special promotions such as gift certificates, coupons, or discounts. S tokens are used to increase a user's associated status, which affects the rate at which they are capable of acquiring C tokens through actions that add value to the token economy (aka "mining"), such as through their purchasing habits.

"Mining" in the context of the Erndo ecosystem encompasses more than just blockchain transaction validation. Instead, "mining" in the Erndo context, which is how users are able to acquire tokens, is accomplished through various forms of activity which includes but is not limited to purchasing habits, influencer marketing, and data generation. As such, the Erndo platform rewards these miners with tokens each time they perform an activity that is economically beneficial to the Erndo ecosystem. Both of these types of tokens may be tradable on a cryptocurrency or token trading market platform such as Binance or Coinbase.

Currently, our live Minimum Viable Product (MVP) is already operating on a successful execution of the above concept. "Dough" is a C Token that is currently in use on the Erndo MVP, live and being used as a real currency in a real economy with nearly a hundred businesses and several hundred users. Dough is pegged to the U.S. dollar and can be spent like cash at any business in the Erndo network. "Tokens" are an S Token that is also currently in-use on the Erndo MVP, and they increase the rate at which a person "mines" and earns Dough.

Bonus on Perk Tokens and VIP Access

An extra bonus on tokens (i.e. Violet Tokens) will be conferred to purchasers whose investment amount exceeds the relevant minimum thresholds, contingent upon successful development of the Full Product. For example, an investor who invests $8000, which meets the Tier 4 bonus threshold, will receive 15% additional perk tokens, for a total perk token value of $8000*1.15 = $9200.

VIP Access to our 2019 Token Pre-Sale will be given to purchasers whose investment amount exceeds $500. This perk confers purchasing privileges, including discounts and access to private pre-sale offerings, on a future token sale event conducted by or in affiliation with Erndo.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Securities and Violet Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Erndo, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


Operating Results – 2018 Compared to 2017

Results of Operation

The alpha version of the app was taken down in Fall of 2018. Due to the limited nature of the app as an alpha product, there are many updates required in order to keep the alpha app operational. As the app had a negative cost to run each month and proof of concept was obtained, the decision was made to deactivate the alpha version of the app. Current plans consist of obtaining the capital necessary to launch a new updated version of the app in a major metro region.

Preparing for significant expansion, funding, and revenue generation, we have recently incorporated in Delaware as a C-Corporation. We do not anticipate generating substantial revenue until we have completed the redevelopment of our platform based on the feedback from our alpha phase. Due to not raising the full offering amount, additional fund raising is needed in order to complete the platform redevelopment.

Financial Milestones

The Company was reliant on the funds raised from The Offering in order to develop the Full Product and develop the blockchain-based technologies conducive to revenue generation and growth. In addition, in order for the The Company to reach its future milestones and projections, additional fundraising is required as The Offering was not sold out. The planned methodology for the fundraising includes, but is not limited to, equity financing or the launch of a followup token sale. Our plans for expansion and revenue generation are dependent on the successful development of the Full Product and may be impacted by future regulatory changes.

Liquidity and Capital Resources

Erndo Inc. is utilizing the infusion from the offering to attempt to raise funds for the development and launch of a new version of the product (the "Full Product"), allowing for rapid growth and expansion. We seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. If The Offering had reached the maximum funding target, it was expected that the funds will last approximately 18 months and be spent as outlined in the Use of Proceeds section. However, as The Offering did not reach the maximum funding target, additional sources of funding will likely be needed in order to complete the full product and launch the product. The Company is open to pursuing future additional sources of funding from methods including, but not limited to, equity financing and a followup token sale. The success of future fundraising strategies may be dependent on the development of the Full Product and the success of The Offering. The Company does not currently have any lines of credit or financing through loans or other liabilities.

At December 31, 2018, the Company had cash of $26,742.75. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Erndo Inc. has a convertible promissory note for the sum total of $79,743.00 from its StartEngine crowd funding offering.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Peter Jenson	**CEO, President, and Director**
Jeff Stacey	**Head of Growth Strategy and Director**

Chris Betzing	Treasurer, and Director

Peter Jenson

With a background in martial arts as both an instructor and international competitor; musical composition as the leader and songwriter of a progressive rock band; and in business development, administration, and management, Peter brings a plethora of leadership experience to the table that drives the Erndo team. With an emphasis on collaboration, Peter is dedicated to moving the team forward through stalwart teamwork such that the team's collective knowledge, experience, and skills are able to synergize with maximum effectiveness. With a B.S. in Chemistry (concentration in Biochemistry and Biophysics), an M.S. in Bioinformatics and Computational Biology (concentration in machine learning and predictive analytics), and small business entrepreneurship since his early teens carried out in order to both fund his college education as well as satisfy his entrepreneurial spirit, Peter also possesses substantial experience in academic pursuits, scientific research, and small business proprietorship. As the original founder of Erndo, Peter directly oversaw the 2017 launch of the alpha product and has presided as the CEO, President, and a Director since Erndo's Delaware corporate inception in 2018.

Jeff Stacey

With a track record of >$500M in Cloud Apps, Big Data Analytics, and Blockchain, Jeff is a seasoned serial entrepreneur and corporate executive with a 20+-year history of partnerships with companies such as AT&T, NASA, DOD, T-Mobile, and many others. He has a Portfolio of over 150 Cloud, Analytics and Big Data Partnerships, from the work he has done at IBM, Dell, SAP, Oracle, and a host of early stage startup companies. Always on the forefront of groundbreaking technology, Jeff is a respected pioneer at the executive level in the creation and implementation of Blockchain, AI, and Analytics technologies in the United States and abroad. Jeff has presided as the Head of Growth Strategy and Director of Erndo since it's Delaware corporate inception in 2018.

Chris Betzing

Christopher graduated Cum Laude from Oregon State University with a BS in Radiation Health Physics. He was a member of the Biophysics/Biochemistry and Premed Clubs; Dean's List/Honor Roll, National Society of Collegiate Scholars Honor Society, and Alpha Lambda Delta Honor Society. In addition, he was selected for the Oregon State University Waldo-Cummings Outstanding Student Awards for Academic excellence/community service and achievement in 2008, 2009 and 2010. In 2011, based on his high scholastic achievements, integrity and potential achievement in applied Nuclear Science and Nuclear Engineering, Chris was selected for membership in the Alpha Nu Sigma Honor Society. From 2011-2013 Christopher studied at OHSU and achieved his Master of Science in Bioinformatics. Chris started his Master in Finance degree from Colorado State University - Global Campus in 2016 and graduated in early 2018. As the second member of the Erndo team, Chris was involved in overseeing the 2017 launch of the alpha product and has presided as the CFO, Treasurer, and a Director since Erndo's Delaware corporate inception in 2018.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock Class F	Erndo Labs 201 East 5th St STE 1000 Sheridan, WY	5,500,000 shares		55%
	Sierra Partners 201 East 5th St STE 1000 Sheridan, WY	1,500,000 shares		15%
	Oswego Partners, LLC 201 East 5th St STE 1000 Sheridan, WY	1,000,000 shares		10%
	David Jamieson 1600 G St #201, Modesto, CA 95354	1,000,000 shares		10%
	Brown Tree Holdings, LLC 201 East 5th St STE 1000 Sheridan, WY	500,000 shares		5%
	Ben Searcy 511 S B Street, Phoenix, OR, 97535	500,000 shares		5%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.000001 per share and 50,000,000 shares of preferred stock, par value $0.000001 per share. As of December 31, 2018, 10,000,000 shares of common stock and 0 shares of preferred stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

We have authorized the issuance of 10,000,000 shares of our Class F Common Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 10,000,000 shares of our Class F Common Stock. Class F Common Stock has ten voting rights per share.

We have authorized the issuance of 45,000,000 shares of our Class A Common Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 0 shares of our Class A Common Stock. Class A Common Stock has one voting right per share.

We have authorized the issuance of 45,000,000 shares of our Class B Common Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 0 shares of our Class B Common Stock. Class B Common Stock has no voting rights.

Preferred Stock

We have authorized the issuance of 50,000,000 shares of our Preferred Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 0 shares of our Preferred Stock. Preferred Stock has no voting rights.

RISK FACTORS

These are the principal risks that related to the company and its business:

· **The strength of patents and intellectual property may be weakened or ineffective** A robust patent pipeline is projected in order to ensure the protection of our intellectual property in addition to existing pending patents. These patents could potentially help to protect from aggressive lawsuits and the ability to mitigate copycat companies that attempt to infringe on our intellectual property. However, there is a risk that our patents could be either not approved or interpreted by a court of law as not being valid, enforceable, or relevant to our claims. If this or similar scenarios were to occur there would be a risk of negative effects due to the increased chance of litigation by aggressive parties and a reduction of legal avenues to challenge copycat and intellectual property infringing entities.
· **Competitors** Competitors that are at a significant advantage either in terms of market share, financing, or connections could arise with similar products that potentially could result in Erndo Inc.

failing to achieve financial viability. In order to mitigate these risks, Erndo Inc. plans to implement a robust patent pipeline to augment current pending patent(s). Additionally, Erndo Inc. has several key strategies regarding marketing, expansion, and development that we believe places us at a competitive advantage. However, there is no guarantee that either our patent pipeline or our key strategies will enable us to outcompete other entities.

·   **Investments in startup companies contain a high amount of risk** Investments in Erndo Inc. or other startups can involve a high degree or a high amount of risk. There are significant financial and operational challenges that startups, including Erndo Inc., face. The startup market that Erndo Inc. is operating in is extremely competitive and has a high risk of failure. Some of the challenges that startups face that lead to their high risk include, but are not limited to: market exposure, customer acquisition, competition, marketing, operational management, financing, product development, product traction, and unexpected death or illness among key employee(s) or founder(s).

·   **Erndo Inc. is reliant on fundraising in order to achieve expansion** Erndo Inc. was formed in 2018 as a C corporation in the state of Delaware. However, the founders have previously successfully completed an alpha phase of a minimum viable product (the "MVP") in the Rogue Valley, Southern Oregon. No significant revenue was expected given that it was simply testing the model. The alpha grew much faster than was expected and usage was capped due to overwhelming demand. However, there is no guarantee of revenue growth going forward and Erndo Inc. is reliant on successful fundraising efforts in order to complete platform development beyond the MVP and expand to additional geographic regions.

·   **Insolvency** Operating as a startup is risky and it is possible that Erndo Inc. could become insolvent, resulting in little to no financial return for investors and the potential loss of the entire amount of the initial investment. There are different ways for Erndo Inc. to become insolvent, including, but not limited to, the cost of operation and overall expenses to operate the company could become higher than the revenue that is received.

·   **Political and regulatory factors** Political and regulatory factors include, but are not limited to, political and regulatory changes in the United States or states and local areas could result in negative repercussions for the company or even failure. In order to mitigate political and regulatory risks, Erndo Inc. has operational guidelines that seek to ensure full compliance in good faith with all potential regulatory risks. This can be seen by our choice of seeking to raise funds through a regulated and SEC compliant mechanism.

·   **Any valuation at this stage is speculative and any projections are based on estimates** There is no guarantee that the company will meet projected estimates. Any valuation is based on estimates and cannot be stated with certainty to be a specific amount. Valuation can be based on the results of the alpha phase and projected estimates based on the performance of similar industries. The adoption of Erndo has been very attractive to consumers and businesses alike during the alpha in the Rogue Valley. However, any assumptions or estimates based on this data is subject to unpredictable variation due to multiple factors such as differing adoption rates in new regions and other potentially confounding variables.

·   **Financial success is reliant on a growing user base** In order for revenue to increase and for profit to be made, the user base must grow and users must make transaction through the Erndo platform. During the alpha phase in the Rogue Valley there was a large user base developed of approximately ~550 users and ~100 businesses in a 3-month period. However, these results are in no way an indication of what user adoption might be in other areas, or with a product with additional functionality. Financial success is not guaranteed and it is possible that various factors and variables could result in slower adoption than expected or no adoption at all.

·   **The Company is subject to risks related to cyber security or other security breaches.** Technology companies and companies that deal with sensitive areas such as, but not limited to, blockchain based technologies, virtual currency, mobile payments, web based services, and other areas that The Company may work in are susceptible to cybersecurity risks and the potential for other security breaches. The Company may be the target of multiple cyber-attacks and other forms of attacks from malicious individuals or parties. These attacks could have a negative impact on the company in many ways including, but not limited to, fines, litigation, loss of revenue, loss of public perception, and other negative effects on The Company. Malicious individuals or organizations could also manipulate the cryptocurrency market, which could result in large price changes and damage to The Company. It is possible that cyber-attacks or other forms of attacks on The Company could adversely affect the investor's investment and potentially result in negative scenarios for an investor including, but not limited to, the loss of their investment, loss in the value of their security, loss of Tokens, and the loss of the value of the Tokens.

· **The regulatory environment surrounding blockchain technologies, cryptocurrencies, token sales, and initial coin offerings is uncertain**. There is great regulatory uncertainty surrounding blockchain technologies, cryptocurrencies, token sales, and initial coin offerings. The regulatory risks associated with such technologies is immense and susceptible to rapid changes. Due to the large amount of uncertainty, regulatory bodies inside and outside of the U.S. in the future may adopt new laws, regulations, guidance, or other actions that will have a significant effect on the development and growth of Erndo Inc. and its expansion plans. Additional regulatory changes could also have an impact on the future funding abilities of Erndo Inc. including, but not limited to, the possibility of not being able to launch a followup token sale event or blockchain-based technologies.

· **Erndo Inc. may not successfully launch their product and investors may not receive tokens.** While the alpha phase resulted in the completion and launch of the Minimum Viable Product, future development and the success of Erndo Inc. is at least partially dependent on the launch of the redeveloped product (the "Full Product") using funds from The Offering. In addition, the implementation of blockchain technology will require significant capital and time. Therefore, it is possible that the Full Product may not be released and investors may not receive any tokens. In addition, despite good faith efforts to develop the Full Product, it is possible that the Full Product will experience malfunctions or fail to be implemented.

· **Reselling securities may be difficult.** There is currently no market for investors to resell their securities and there is no guarantee that there will be a liquidity event in the near future. There is no guarantee that a public market will develop or that investors will be able to easily sell their shares or any associated tokens. In addition, federal and state regulations also limit the ability of investors to resell their securities for the first 12-month period after their investment.

· **The tax treatment of the Security and the DATE perk tokens is uncertain and may result in adverse tax consequences for purchases upon future events.** The tax treatment of the security and DATE perk tokens is uncertain and may result in adverse tax consequences for investors upon certain future events. These adverse tax consequences may include, but are not limited to, income tax, capital gains tax, withholding tax, and other forms of taxation. Each purchaser should consult with and must rely on the advice of their own certified professional tax advisors. In addition, the tax consequences resulting from The Offering for The Company are uncertain and could result in uncertain and adverse effects for The Company. These adverse effects on The Company include, but are not limited to, negative effects resulting in a lower book value for The Company.

· **The price of securities and tokens may be volatile.** The price of equity in companies associated with blockchain technology and the price of tokens is extremely volatile. The investor may see the value of their investment including, but not limited to, the underlying security and tokens experience extreme volatility. This high volatility could result in loss of some or all of the initial investment.

· **External Factors.** There is a possibility for external factors to lead to negative effects on the company or even failure. These external factors include, but are not limited to: war, natural disaster, economic recession, changes in economic climate, changes in regulatory climate, death of one or more founders or cofounders, or simultaneous death of all of the company founders and co-founders.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Erndo Labs, 55.0% ownership, Class F Common Stock
- Sierra Partners, 15.0% ownership, Class F Common Stock
- Oswego Partners, 10.0% ownership, Class F Common Stock
- David Jamieson, 10.0% ownership, Class F Common Stock
- Brown Tree Holdings, 5.0% ownership, Class F Common Stock
- Ben Searcy, 5.0% ownership, Class F Common Stock

Classes of securities

- Class F Common Stock: 10,000,000

    1. **Voting Rights.** The holders of Class F Common Stock, $0.00001 par value per share, shall be entitled to ten (10) votes for each share of Class F Common Stock held by each such holder, the right of which shall be effective for any matter that is submitted to a vote of the Board of Directors if any of the Directors are also Class F shareholders, or for any matter involving the consent of the stockholders of the Corporation.

    2. **Right of Sale.** At such time(s) as the Corporation issues and offers for sale Preferred Shares of the Corporation's Stock to any buyer(s), each holder of Class F Stock shall be entitled, subject to approval by the majority of the votes of the Holders of Class F Stock, subject to the agreement of any such buyer, and subject to any legal or other restriction on sales of such shares, to require the Corporation to include in its offer(s) for sale of Preferred Shares of the Corporation's Stock any number of Class F shares held by each such Holder of Class F Stock. In such event, the number of Preferred Shares of the Corporation's Stock issued to any buyer(s) shall decrease by the number of Class F shares included by the Corporation in its offer for sale of Preferred Shares. Upon sale of any Class F shares included in the Corporation's offer(s) of sale to any such buyer(s) of the Corporation's Preferred Stock, such Class F shares shall automatically convert to Preferred Shares of the Corporation's Stock.

    In addition to the foregoing, each Holder of Class F Stock shall be entitled to sell any number of Class F shares held by each such holder, without the approval of any other shareholder but subject to any legal or other restriction on sales of such shares, to any buyer. Simultaneously with any such sale of Class F Stock, each share of Class F Stock thus sold shall automatically convert to one share of the Corporation's Class A Common Stock.

    3. **Right to Elect Members of the Board of Directors.** For so long as at least 10,000 shares of Class F Stock of the Corporation remain outstanding (subject to adjustment for any Stock split, reverse Stock split or similar event affecting the Class F Stock after the filing date hereof), the then current Holder(s) of Class F Stock, voting as a separate class, shall be entitled to elect a majority of the members of the Board of Directors of the Corporation at each meeting of the Corporation's shareholders for the election of Directors, or at any election of Directors whether or not at a meeting of the Corporation's shareholders, and to remove from office any Director and to fill any vacancy caused by the resignation, death or removal of any Director.

    4. **No Right to Dividends.** Holders of Class F Stock of the Corporation shall have no entitlement

to dividends.

5. **Redemption.** The Corporation's Class F Stock is not redeemable.

6. **Power to Convert Class F Shares to Class A Common Shares.** Upon a proposal by any Holder(s) of Class F shares and upon a majority vote by the Holder(s) of Class F shares, pursuant to the Voting Rights specified in ARTICLE IV(B) 1. above, the Corporation shall convert any or all Class F shares held by one or more Holder(s) of Class F shares of the Corporation to an identical number of Class A or Class B Common Shares of the Corporation, pursuant to the terms approved by such majority vote. Upon such conversion, the Holder(s) of such converted shares shall have the rights and shall be subject to the restrictions contained in ARTICLE IV (B) above.

- Common Class A: 0

Voting Rights

The holders of shares of the Company's Class A Common Stock, $0.00001 par value per share, are entitled to one votee for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Cash Dividends

Only when all cash dividends accrued on all preferred or special classes of shares entitled to preferential dividends shall have been paid or declared and set apart for payment, and when funds have been set aside by the Board of Directors out of the surplus or net profits of the corporation, such sum or sums as in their absolute discretion they may deem proper as a reserve fund for depreciation, renewal, repair and maintenance or for such other purposes as the directors shall think conducive to the interests of the corporation, but not otherwise, the holders of Common Stock shall be entitled to receive cash dividends, when and as declared by the Board of Directors. Payment of cash dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. Although The Company will continue to strongly consider issuing dividends to shareholders, The Company's priority with regard to capital usage is ensuring company growth and market viability.

Token Dividends

Although no guarantee or assurance exists, The Company does have immediate plans to issue dividends to shareholders in the form of utility tokens following the development of the Full Product. These tokens will be utilizable in the Erndo ecosystem and may be tradable on cryptocurrency exchanges. The issuances of token dividends is predicated on the development of the Full Product and will be disbursed after the development of the Full Product at the sole discretion of the Board of Directors.

Rights to Receive Liquidation Distributions Liquidation Rights.

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

· Common Stock Class B: 0

Voting Rights

The holders of shares of the Company's Class B Common Stock, $0.00001 par value per share, are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Cash Dividends

Only when all cash dividends accrued on all preferred or special classes of shares entitled to preferential dividends shall have been paid or declared and set apart for payment, and when funds have been set aside by the Board of Directors out of the surplus or net profits of the corporation, such sum or sums as in their absolute discretion they may deem proper as a reserve fund for depreciation, renewal, repair and maintenance or for such other purposes as the directors shall think conducive to the interests of the corporation, but not otherwise, the holders of Common Stock shall be entitled to receive cash dividends, when and as declared by the Board of Directors. Payment of cash dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. Although The Company will continue to strongly consider issuing dividends to shareholders, The Company's priority with regard to capital usage is ensuring company growth and market viability.

Token Dividends

Although no guarantee or assurance exists, The Company does have immediate plans to issue dividends to shareholders in the form of utility tokens following the development of the Full Product. These tokens will be utilizable in the Erndo ecosystem and tradable on cryptocurrency exchanges. The issuances of token dividends is predicated on the development of the Full Product and will be disbursed after the development of the Full Product at the sole discretion of the Board of Directors.

Rights to Receive Liquidation Distributions Liquidation Rights.

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our

Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Erndo, Inc.

By



_____

Name :   Peter Jenson

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Chris Betzing, Chief Financial Officer of Erndo, Inc., hereby certify that the financial statements of Erndo Inc. included in this Report are true and complete in all material respects.



_____

Chief Financial Officer

I, Peter Jenson, the Chief Executive Officer of ERNDO, INC., hereby certify that the financial statements of ERNDO, INC. and notes thereto for the periods March 29, 2018 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.



_____ (Signature)

CEO (Title)

04/30/2019 (Date)

ERNDO, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2018

ERNDO INC.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 208	1
Statements of Operations for the year ended December 31, 2018	2
Statements of Stockholders' Equity for the year ended December 31, 2018	3
Statements of Cash Flows for the year ended December 31, 2018	4
Notes to the Financial Statements	5

ERNDO, INC.
BALANCE SHEET
AS OF December 31, 2018
(unaudited)

	December 31,2018
Assets	
Current Assets	
Cash	$26,742.75
Total Assets	**$26,742.75**
Liquidity and Stockholders' Equity	
Noncurrent Liabilities	
Convertible Promissory Notes	$80,143.00
Convertible Promissory Notes Failed Investments	($400)
Total liabilities	**$79,743.00**
Commitments and contingencies	
Stockholders' equity Series F Common Stock, par value $0.000001; 10,000,000 shares authorized; 10,000,000 issued and outstanding as of December 21, 2018	**($53,000.25)**
Stockholders' equity Series B Common Stock, par value $0.000001; 45,000,000 shares authorized; 0 issued and outstanding as of December 31, 2018	$0
Stockholders' equity Series A Common Stock, par value $0.000001; 45,000,000 shares authorized; 0 issued and outstanding as of December 21, 2018	$0
Stockholders' equity Preferred Stock, par value $0.000001; 0 shares authorized; 0 issued and outstanding as of December 31, 2018	$0

Accumulated deficit	
Total stockholders' equity	**($53,000.25)**
Total liabilities and stockholders' equity	$26,742.75

ERNDO, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018
(unaudited)

Profit and Loss Statements
March 29, 2018 – December 31, 2018

	December 31, 2018
Revenues	$0
Costs of Goods Sold	$0
Start Engine Commission/Fees	$7,798.50
Additional Fundraising Expenses/Fees	$6,900.54
Expert Consulting	$11,100.00
Product Design	$19,500.00
Infrastructure Costs/Supplies	$2,518.31
Total Expenses	**$47,817.35**
Net Ordinary Income	$0
Net Income	($47,817.35)

ERNDO, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
(unaudited)

	Class F Common Stock		Class A Common Stock		Class B Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Promissory Note Offering	-	$ -	-	$ -	-	$ -	-	$ -	$74,760.10	$ -	$74,760.10
Promissory Note Offering Failed Investments									($400)		($400)
Issuance of founders stock	10,000,000	100	-	-	-	-	-	-	100	-	100
Contributed capital	-	-	-	-	-	-	-	-	100	-	100
Net income (loss)	-	-	-	-	-	-	-	-	-	($47,817.35)	($47,817.35)
December 31, 2018	10,000,000	-	-	$ -	-	$ -	-	$ -	$ 74,560.10	($47,817.35)	$26,742.75

ERNDO INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018
(unaudited)

	March 29, 2018 – December 31, 2018
Operating Activities	
Net Income	($47,817.35)
Net cash provided by Operating Activities	$0
Contributed Capital	$100
Financing Activities	
Owner Equity:	$100
Promissory Note Offering:	$80,143.00
Promissory Note Failed Investments:	($400)
Net cash provided by Financing Activities	$74,560.10
Net cash increase for period	$26,742.75
Cash at the end of the period	$26,742.75

NOTE 1 – NATURE OF OPERATIONS

ERNDO Inc. was formed on March 19, 2018 ("Inception") in the State of Delaware. The financial statements of ERNDO Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is registered in Wilmington, Delaware and operates out of Ashland, OR.

Erndo Inc. is a SaaS-based, customer engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. We enable business owners to painlessly self-acquire, retain, and understand customers using crypto influence. Our breakthrough platform synthesizes customer acquisition, loyalty incentivization and insight monetization with automated marketing for small to medium sized businesses (SMBs) to create an integrated, interoperable, value generation platform that is reviving local businesses and restoring local pride.

We have solved three challenges that globalization and the internet economy have created: lack of resource and skills among SMBs to compete with the increasing sophistication of marketing, talent acquisition, and supply chain management; lack of customers to have an impact on their business ecosystem when loyalty is a click away; and the value-leakage out of local communities due to the disconnect between customer loyalty and SMB success.

We have automated the marketing analytics as a currency-based system, where customers as influence converts to value increments in a marketplace which they can use and benefit from when patronizing their local businesses and which SMBs can use to reinforce loyalty through effortless, automated marketing. In using tokens to drive customer activation – acquisition, loyalty, and influence – we are mobilizing customers to revolutionize the small business landscape with a new paradigm: a currency-based ecosystem that drives economic benefits for both.

At Erndo, we believe in a future where small businesses and local economies can thrive by deploying the same level of customer engagement sophistication as Fortune 500 companies; and where customers can enjoy even greater reward for loyalty to those local businesses that they love supporting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from commission on transactions through the Erndo platformwhen (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Erndo current has a convertible promissory note for $74,760.10 from its Start Engine offering.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our Class F Common Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 10,000,000 shares of our Class F Common Stock. Class F Common Stock has ten voting rights per share.

We have authorized the issuance of 45,000,000 shares of our Class A Common Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 0 shares of our Class A Common Stock. Class A Common Stock has one voting right per share.

We have authorized the issuance of 45,000,000 shares of our Class B Common Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 0 shares of our Class B Common Stock. Class B Common Stock has no voting rights.

Preferred Stock
We have authorized the issuance of 50,000,000 shares of our Preferred Stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 0 shares of our Preferred Stock. Preferred Stock has no voting rights.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 30, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.